Mobetize Corp.
51 Bay View Drive
Point Roberts, Washington 98281
Telephone: (206) 347-4515

November 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel
Assistant Director

Dear Sirs:

Re: Mobetize Corp. (the “Company”) Amendment No. 1 to Form 8-K File No. 333-181747 Filed October 28, 2013

Further to the filing of a Current Report on Form 8-K/A of the Company filed on October 28, 2013 (the “Current Report”), the Company writes to update to response to your letter to the Company dated November 7, 2013 regarding the Company’s Current Report on Form 8-K/A. For your ease of reference, responses of the Company to your comments are numbered in a corresponding manner:

Business Overview, page 6

1.
We note your relationship with Fixed & Mobile Private Limited which appears to be the basis of your entire SmartCharge segment. Please revise your disclosure to provide the material terms of your agreement with Fixed & Mobile Private Limited. Additionally, please consider whether the agreement is material and requires filing under Regulation S-K Item 601(b)(10)(B).

Response:                      The Company has provided the material terms of the agreement in the amended Current Report on Form 8-K/A.  Additionally, the agreement with Fixed & Mobile Private Limited has been included in the amended Form 8-K/A #2 as Exhibit 10.12.

Business Overview, page 9

2.	Please revise to provide expanded disclosure regarding how you have overcome the typical global remittance market barriers to entry.

Response:                      The Company has revised the amended Current Report on Form 8-K/A.

Business Overview, page 10

3.	We note your response to comment 6. Please revise your disclosure further to show what technology was actually transferred.

Response:                      The Company has revised the amended Current Report on Form 8-K/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.
We note you have recognized operating revenue for the three months ended June 30, 2013. Please expand your disclosure to describe the sources of this revenue. For example, consider disclosing whether these revenues are from your Telecom Products, Payment Products or Mobile Banking Products lines of business.

Response:                      The Company has revised the amended Current Report on Form 8-K/A.

Note 3 Notes receivable, page F-8

5.
We note your response to comment 15. It appears to us that Telupay PLC and Forte Finance are related parties. Therefore please revise to indicate the notes receivables are from related parties and disclose the details of the transactions within the related parties footnote.

Response:                      Although “Mobetize Inc.” (formerly “Telupay Inc.”), a privately held Nevada corporation, is a related party of the Company by virtue of its disclosed significant shareholding of the Company, “Telupay PLC” (a company under the laws of Jersey, Channel Islands) is not a related party of the Company.  As such, Note 3 has been revised to clarify that “Telupay PLC” is not a related party to the Company.

Note 4 Intangible assets, page F-8

6.
Clearly disclose the nature of the intangible asset you acquired from Alligato. Disclose, for example, the factors you considered to arrive at the $1,400,000 valuation for the Mobetize suite, customer accounts, and partnership agreements. Also disclose the amortization period you plan to use for each of these assets.

Further since you acquired these assets from a company controlled by Mr. Hans, please revise to include details of this transaction within the related party footnote.

Response:                      The Company has revised Note 4 to disclose the nature, valuation and the planned amortization period of the intangible assets acquired from Alligato.

Additionally, the Company has included disclosure that although Alligato is a company controlled by Ajay Hans (now our CEO and one of our directors and a significant shareholder of ours), Mr. Hans only became one of a significant shareholder as a result of our asset purchase from Priveco and became one of our directors and our officer after both this transaction and our asset purchase from Priveco.  Hence, this transaction was not considered to be with a related party.

Pro forma financial statements, page F-11

7.	Update your pro forma financial information with the most recent interim period.

Response:                      The Company has revised the pro forma financial information with the most recent interim period in the amended Current Report on Form 8-K/A.

Yours truly,

MOBETIZE CORP.

Per:     /s/ Stephen Fowler
Stephen Fowler
President